Rec'd 4/10/02

VF 5-16-02

02022419

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53062

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WILLOW COVE INVESTMENT Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 B Street #3150
(No. and Street)

SAN Diego (City) CA (State) 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL W LOSSE 619-531-0105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MENDOZA, BERGER + Company
(Name – *if individual, state last, first, middle name*)

5500 Trabuco Ste 150 (Address) IRVINE (City) CA (State) 92620 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
APR 1 0 2002
535

PROCESSED
MAY 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, MICHAEL W. LOSSE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WILLOW COVE INVESTMENT GROUP, INC, as of 12/31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael W Losse
Signature

PRESIDENT / CEO
Title

Notary Public

JOSEPH BERNARD SNYDER
Commission # 1220979
Notary Public - California
San Diego County
My Comm. Expires May 23, 2003

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLOW COVE INVESTMENT GROUP, INC.
Financial Statements and
Supplementary Information
for the Year Ended
December 31, 2001
and
Independent Auditors' Report on
Internal Control
for the Year Ended
December 31, 2001

Table of Contents

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

Independent Auditors' Report

Board of Directors
Willow Cove Investment Group, Inc.

We have audited the accompanying statement of financial condition of Willow Cove Investment Group, Inc., a Washington Corporation (the Company) (a wholly owned subsidiary of LM Squared Investments, LLC) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Willow Cove Investment Group, Inc. at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, CA
March 22, 2002

5500 Trabuco Road, Suite 150 • Irvine, CA 92620 • 949.387.9850 • Fax 949.387.9652

WILLOW COVE INVESTMENT GROUP, INC.
(A Wholly Owned Subsidiary of LM Squared Investments, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current assets:		
Cash	$	21,252
Accounts receivable		5,961
Total current assets		27,213
Goodwill (Note 3)		58,976
Deposits		5,035
Total assets	$	91,224

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable	$	1,043
Commissions payable		6,796
Total current liabilities		7,839
Contingent liabilities (Note 5)		-
Stockholder's equity:		
Common stock, no par value, 1,000 shares authorized, issued and outstanding		100
Additional paid-in capital		274,946
Accumulated deficit		(191,661)
Total stockholder's equity		83,385
Total liabilities and stockholder's equity	$	91,224

WILLOW COVE INVESTMENT GROUP, INC.
(A Wholly Owned Subsidiary of LM Squared Investments, LLC)
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

	Period from August 7, 2001 through December 31, 2001 (Successor period)	Period from January 1, 2001 through August 6, 2001 (Predecessor period)
Revenues:		
Commission income	$ 101,348	$ 41,744
Interest income	177	364
Other income	4,887	4,060
Total revenues	106,412	46,168
Expenses:		
Clearing charges	15,250	2,002
Commissions and fees	72,530	38,572
Officer's salaries	23,646	7,900
Payroll taxes	34,395	-
Regulatory expenses	6,018	6,266
Miscellaneous	5,726	642
Accounting	2,500	-
Automobile	2,037	-
Contract services	42,696	-
Consulting	6,580	-
Dues and subscriptions	14,114	-
Office expense	10,024	-
Postage and delivery	3,822	-
Printing	2,603	-
Legal fees	6,725	-
Insurance	5,778	-
Rent expense	35,630	-
Repairs and maintenance	2,396	-
Supplies	3,423	-
Telephone	2,180	-
Total expenses	298,073	55,382
Net loss before provision for income taxes	(191,661)	(9,214)
Provision for income taxes (Note 4)	-	-
Net loss	$ (191,661)	$ (9,214)

WILLOW COVE INVESTMENT GROUP, INC.
(A Wholly Owned Subsidiary of LM Squared Investments, LLC)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2001 (predecessor period)	1,000	$ 100	$ 28,095	$ (8,456)	$ 19,739
Contributions of cash	-	-	5,500	-	5,500
Net loss	-	-	-	(9,214)	(9,214)
Balance at August 6, 2001 (predecessor period)	1,000	100	33,595	(17,670)	16,025
Purchase accounting adjustments (Note 3)	-	-	41,306	17,670	58,976
Contributions of cash by the parent	-	-	54,094	-	54,094
Expenses paid by the parent (Note 7)	-	-	145,951	-	145,951
Net loss	-	-	-	(191,661)	(191,661)
Balance at December 31, 2001 (successor period)	1,000	$ 100	$ 274,946	$ (191,661)	$ 83,385

WILLOW COVE INVESTMENT GROUP, INC.
(A Wholly Owned Subsidiary of LM Squared Investments, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

	Period from August 7, 2001 through December 31, 2001 (Successor period)	Period from January 1, 2001 through August 6, 2001 (Predecessor period)
Cash flows from operating activities:		
Net loss	$ (191,661)	$ (9,214)
Adjustments to reconcile net loss to net cash used in operating activities:		
Operational expenses paid by the Parent and treated as an additional capital contribution	145,951	-
(Increase) decrease in operating assets:		
Accounts receivable	(10,996)	-
Increase (decrease) in operating liabilities:		
Accounts payable	721	(2,063)
Commissions payable	(239)	7,035
Total adjustments	135,437	4,972
Net cash used in operating activities	(56,224)	(4,242)
Cash flows from financing activities:		
Proceeds from additional paid-in capital	54,094	5,500
Net cash provided by financing activities	54,094	5,500
Increase (decrease) in cash	(2,130)	1,258
Cash at beginning of the year	23,382	22,124
Cash at end of the year	$ 21,252	$ 23,382

NONCASH TRANSACTION:
Upon acquisition of the Company by the Parent, the goodwill acquired in the amount of $58,976 was pushed down and recorded as goodwill by the Company, with an adjustment to additional paid-in capital and retained earnings (accumulated deficit).

WILLOW COVE INVESTMENT GROUP, INC.
(A Wholly Owned Subsidiary of LM Squared Investments, LLC)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1. BUSINESS DESCRIPTION

Willow Cove Investment Group, Inc., (the Company) (A wholly owned subsidiary of LM Squared Investments, LLC) (the Parent) is a registered Securities Broker-Dealer and a member of the National Association of Securities Dealers (NASD) and is engaged in the following business activities; 1) Retailing corporate equity securities over-the-counter, 2) Retailing corporate debt securities, 3) Underwriter or seller group participant (corporate securities other than mutual funds) on best effort basis only, 4) Mutual fund retailer via subscription applications and 5) Private placement of securities.

All securities transactions for the accounts of its customers are cleared by another broker/dealer on a fully disclosed basis. In August 2001, the Parent purchased the Company through an acquisition accounted for under the purchase method of accounting (Note 3).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis.

Income Taxes

The Company was an S-Corporation for income tax purposes through August 6, 2001 and, accordingly, income or loss of the Company flows through to the individual stockholder. Due to the change in ownership on August 6, 2001 (Note 3), the Company will henceforth be taxed as a C-Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

Deferred income taxes are reported using the liability method. Deferred tax assets are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more than likely not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the date of enactment.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost, which approximate fair value.

Recently Issued Accounting Pronouncement

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". Under these new standards, all acquisitions subsequent to June 30, 2001 must be accounted for under the purchase method of accounting, and purchased goodwill is no longer amortized over its useful life. Rather, goodwill will be subject to a periodic impairment test based upon its fair value.

3. ACQUISITION

On August 6, 2001, the Parent acquired 100% controlling interest in the Company for $75,000. The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair value at the date of acquisition. The excess of the consideration paid over the fair value of the net assets acquired was $58,976 and has been recorded as goodwill.

4. INCOME TAXES

The components of the net deferred income tax asset is as follows at December 31, 2001:

Deferred income tax asset:		
Net operating loss carryforwards	$	82,100
Valuation allowance		(82,100)
Deferred income tax asset, net	$	-

The Company had available approximately $185,000 of unused Federal and state net operating loss carryforwards at December 31, 2001, that may be applied against future taxable income. These net operating loss carryforwards expire for Federal purposes in 2021. There is no assurance that the Company will realize the benefit of the net operating loss carryforwards.

SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2001, a valuation for the full amount of the net deferred tax asset was established due to the uncertainties as to the amount of the taxable income that would be generated in future years.

5. CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

6. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with whom it conducts business.

7. RELATED PARTY

The Parent of the Company pays for certain expenses of the Company, for which it is generally not reimbursed. In 2001, $145,951 of such expenses were paid by the Parent, for which it was not reimbursed. Such expenses were waived by the Parent through approval by the Board of Directors of the Parent and treated as an additional capital contribution to the Company.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $19,374, which was $14,374 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .40 to 1.

9. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

Supplementary Information

WILLOW COVE INVESTMENT GROUP, INC.
(A Wholly Owned Subsidiary of LM Squared Investments, LLC)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2001

Net capital:		
Total stockholder's equity	$	83,385
Total stockholder's equity qualified for net capital		83,385
Deductions:		
Non-allowable assets:		
Deposit		5,035
Goodwill		58,976
Total deductions		64,011
Net capital	$	19,374
Aggregate indebtedness:		
Items included in statement of financial condition		
Accounts payable	$	1,043
Commissions payable		6,796
Total aggregate indebtedness	$	7,839
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	14,374
Ratio: Aggregate indebtedness to capital		.40 to 1
Reconciliation with Company's computation (included in Part II-A of Form X-17A-5 as of December 31, 2001)		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report	$	20,417
Audit adjustment to record accounts payable		(1,043)
Net capital per above	$	19,374

WILLOW COVE INVESTMENT GROUP, INC.
(A Wholly Owned Subsidiary of LM Squared Investments, LLC)
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2001

Not applicable.

WILLOW COVE INVESTMENT GROUP, INC.
(A Wholly Owned Subsidiary of LM Squared Investments, LLC)
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2001

Not applicable.

WILLOW COVE INVESTMENT GROUP, INC.
(A Wholly Owned Subsidiary of LM Squared Investments, LLC)
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND
FUNDS IN SEGREGATION FOR CUSTOMERS'
REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Not applicable.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Willow Cove Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Willow Cove Investment Group, Inc. (the Company) (a wholly owned subsidiary of LM Squared Investments, LLC), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
March 22, 2002